FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

August 29, 2011

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is August 29, 2011. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that the 2011 Audited Annual Financial Statements have been filed and provide clarification on the news release dated August 23, 2011 pursuant to the NI 43-101 Technical Report on the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports that it filed has its audited financial statements, associated management discussion and analysis, Annual Information Form and Annual Report on Form 40F for the year ended May 31, 2011 on August 29, 2011. The Issuer has also filed a National Instrument 43-101 Report dated August 26, 2011 containing its latest Preliminary Economic Assessment (PEA) and Resource Estimate on SEDAR. All of these documents will be available for viewing on SEDAR and EDGAR on Tuesday, August 30, 2011.

Clarification on August 23, 2011 News Release

The Issuer also wishes to clarify capital expenditure figures included in press release NR11-14 dated August 23, 2011. An updated PEA completed on the Issuer’s Livengood Gold Project has estimated an initial capital cost of $1.61 Billion, which includes $323 Million in contingency but does not include sustaining capital costs estimated to be $585 Million. The Life of Mine capital expenditures for the Livengood project is therefore estimated to be $2.19 Billion over a 23-year mine life (see Table 1 below). All other figures were highlighted in the news release and the full PEA report will be available for viewing on the SEDAR website on Tuesday, August 30, 2011.

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Table 1: Expected Capital Costs

Items	Capital Costs (millions)
Mining	$271.4
Processing Plant	$499.8
Infrastructure and Tailing Management	$203.9
Other (Owners’ cost, EPCM, Indirect costs etc.)	$315.9
Contingency	$323.0
Total Initial CAPEX	$1,613.8
Sustaining Capital (over 23 years)	$585
Total Life of Mine CAPEX	$2.198.8

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for higher grade mineralization to form the basis for initial surface mining phases in any extraction scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost surface mining techniques that could support a high production rate and economies of scale, the potential to optimize currently anticipated Livengood mineralization treatment options, the timing of the completion of the pre-feasibility study for Livengood, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's Livengood property.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, Chief Executive Officer Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

September 12, 2011